Slopestyle Corporation

1111 Hughes Court

Wylie, Texas 75098

(972) 442-4314

May 15, 2006

Ms. Peggy Kim

Mr. Scott Anderegg

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Slopestyle Corporation

Form SB-1

File No. 333-132082

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated May 9, 2006.

Registration Statement Facing Page

1.

We have added the bank name where the funds will be deposited and corrected the disclosure on page 9 (now page 10) to reconcile to the disclosure on this cover page (cover page and page 10)

Use of Proceeds

2.

This section has been revised to indicate a priority for each purpose (page 4)

Plan of Distribution

3.

We have disclosed that the affiliate sales will not be counted toward meeting the minimum offering and that they will sign a document stating that the investment is for investment and not for resale (page 10)

Capitalization

4.

The column heading has been changed from “After Maximum Offering to “After Midpoint
Offering” (page 23)

Note 5 - Income Taxes

5.

We have disclosed the amount and expiration of the net operating losses (Notes to the financials statements, 2004 and 2005)

Please call me if you need any further clarification on any of these answers.

Sincerely,

Reed T. Buley

Reed T. Buley

President